Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1)	Name and Address of Company The Hydropothecary Corporation (the “Company”) 204-490 Boulevard Saint-Joseph Gatineau, Québec J8Y 3W9

2)	Date of Material Change

August 1, 2018

3)

News Release

A news release dated August 1, 2018 was disseminated through the facilities of CNW and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4)

Summary of Material Change

The Company and Molson Coors Canada announced that they have entered into a definitive agreement to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following legalization.

5)

Full Description of Material Change

The Company and Molson Coors Canada, the Canadian business unit of Molson Coors Brewing Company (NYSE: TAP; TSX: TPX), announced that they have entered into a definitive agreement to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following legalization.

The joint venture will be structured as a standalone start-up company with its own board of directors and an independent management team. Molson Coors Canada will have a 57.5% controlling interest in the JV, with HEXO having the remaining ownership interest. The new company will combine the proven beverage experience of Canada’s leading brewer with a recognized innovator in the fast-growing cannabis sector to explore the highly anticipated consumable cannabis market, which is expected to be legally permissible in Canada in 2019.

Closing of the transaction, which is targeted to occur before September 30, 2018, is subject to the satisfaction of certain conditions, including execution and delivery of various transaction agreements, including governance documents and R&D and supply agreements. In connection with the closing of the transaction, subject to the final approval of the Toronto Stock Exchange, HEXO will issue to Molson Coors Canada warrants to purchase shares of HEXO.

6)	Reliance on Section 7.1(2) of National Instrument 51-102 Not Applicable.

7)	Omitted Information Not Applicable.

8)

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9)	Date of Report August 3, 2018